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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF NOVEMBER 1999

                          COMMISSION FILE NO. 333-8880

                       SATELITES MEXICANOS, S.A. DE C.V.
                         BLVD. M. AVILA CAMACHO NO. 40
                           COL. LOMAS DE CHAPULTEPEC
                               11000 MEXICO, D.F.
                                     MEXICO
                                 (525) 201-0800

     The registrant files its annual report on Form 20-F.

     The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

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\

                       SATELITES MEXICANOS, S.A. de C.V.

                             FINANCIAL INFORMATION

                                     INDEX

                                                              PAGE
                                                              ----
Financial Statements (Unaudited):
Condensed Balance Sheets as of September 30, 1999 and
     December 31, 1998......................................    2
  Condensed Statements of Operations for the three and nine
     months ended September 30, 1999 and 1998...............    3
  Condensed Statements of Cash Flows for the nine months
     ended September 30, 1999 and 1998......................    4
  Notes to Unaudited Condensed Financial Statements.........    5
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................    9

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            CONDENSED BALANCE SHEETS
                    (Amounts in thousands of U.S. dollars )

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1999             1998
                                                              -------------    ------------
                                                               (UNAUDITED)        (NOTE)
Current assets:
  Cash and cash equivalents.................................   $    6,563       $   11,883
  Interest reserve account..................................                         9,765
  Accounts receivable.......................................        4,533            7,062
  Due from related parties..................................        3,501            1,954
  Prepaid insurance.........................................       16,090           26,673
  Deferred income tax assets................................          187
                                                               ----------       ----------
          Total current assets..............................       30,874           57,337
Satellites and equipment, net...............................      510,637          557,456
Concessions, net............................................      492,558          502,237
Deferred financing costs, net...............................       10,498           12,911
Other assets................................................          586              303
Deferred income tax assets..................................        7,401            7,720
                                                               ----------       ----------
          Total assets......................................   $1,052,554       $1,137,964
                                                               ==========       ==========
Current liabilities:
  Current portion of debt...................................   $    1,000       $   36,000
  Accounts payable and accrued expenses.....................       19,854           38,714
  Interest payable..........................................        5,400           13,770
  Deferred income tax liabilities...........................                         3,810
  Due to related parties....................................        2,236              822
                                                               ----------       ----------
          Total current liabilities.........................       28,490           93,116
Long-term debt..............................................      577,250          608,000
Deferred revenue............................................       90,804           85,535
                                                               ----------       ----------
          Total liabilities.................................      696,544          786,651
                                                               ----------       ----------
Commitments and contingencies (Note 5)

Stockholders' equity (Note 7):
  Common stock..............................................      379,403          379,403
  Preferred stock...........................................       31,886
  Common stock issuable.....................................          754
  Accumulated deficit.......................................      (56,033)         (28,090)
                                                               ----------       ----------
          Total stockholders' equity........................      356,010          351,313
                                                               ----------       ----------
          Total liabilities and stockholders' equity........   $1,052,554       $1,137,964
                                                               ==========       ==========

---------------

Note: The December 31, 1998 balance sheet has been derived from the audited financial statements at that date.
             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C. V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF OPERATIONS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                                      SEPTEMBER 30,          SEPTEMBER 30,
                                                   -------------------    --------------------
                                                     1999       1998        1999        1998
                                                   --------    -------    --------    --------
Revenue (Note 5).................................  $ 35,519    $27,132    $105,530    $ 79,392
                                                   --------    -------    --------    --------
Operating expenses:
  Cost of transponders under sales-type leases
     (Note 5)....................................     4,691                 14,234
  Satellite operations...........................     4,579      3,838      13,218      11,136
  Selling and administrative expenses............     4,804      2,009      12,245       5,627
  License and management fees....................       543        269       1,274         199
  Depreciation and amortization..................    15,582     10,910      45,983      37,692
                                                   --------    -------    --------    --------
                                                     30,199     17,026      86,954      54,654
                                                   --------    -------    --------    --------
Operating income.................................     5,320     10,106      18,576      24,738
Interest expense and amortization of deferred
  financing costs................................   (17,439)   (12,306)    (49,417)    (38,615)
Net foreign exchange gain (loss).................       (42)      (473)        (26)     (1,852)
                                                   --------    -------    --------    --------
Loss before income taxes and extraordinary
  item...........................................   (12,161)    (2,673)    (30,867)    (15,729)
Deferred income tax credit.......................     1,433        212       3,678       1,672
Extraordinary loss from extinguishment of debt,
  net of income tax benefit of $2,840............                                       (5,513)
                                                   --------    -------    --------    --------
Net loss.........................................   (10,728)    (2,461)    (27,189)    (19,570)
Preferred stock dividend requirement.............      (377)                  (754)
                                                   --------    -------    --------    --------
Net loss applicable to common stockholders.......  $(11,105)   $(2,461)   $(27,943)   $(19,570)
                                                   ========    =======    ========    ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF CASH FLOWS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1999        1998
                                                              --------    ---------
OPERATING ACTIVITIES
Net loss....................................................  $(27,189)   $ (19,570)
Items not requiring cash:
  Depreciation and amortization.............................    45,983       37,692
  Amortization of deferred financing costs..................     3,215        5,318
  Deferred income taxes.....................................    (3,678)      (1,672)
  Extraordinary item........................................                  5,513
Changes in assets and liabilities:
  Accounts receivable.......................................     2,529       (2,252)
  Prepaid insurance.........................................    10,583        6,675
  Cost of transponders under sales-type lease...............    14,234
  Due from/to related parties...............................      (133)         576
  Accounts payable and accrued expenses.....................   (27,230)       1,835
  Deferred revenues.........................................     5,269       (1,650)
  Deferred financing costs and other assets.................    (1,146)     (10,565)
                                                              --------    ---------
Cash flow provided by operating activities..................    22,437       21,900
                                                              --------    ---------
INVESTING ACTIVITIES
Acquisition of equipment and advances
  for construction of satellite.............................    (3,658)    (113,174)
                                                              --------    ---------
Cash flow used in investing activities......................    (3,658)    (113,174)
                                                              --------    ---------
FINANCING ACTIVITIES
Proceeds from issuance of senior secured notes..............                325,000
Proceeds from issuance of fixed rate notes..................                320,000
Borrowings under revolving credit facility..................    20,000
Repayment of senior secured notes...........................   (85,750)        (750)
Decrease in interest reserve account........................     9,765       15,364
Repayment of bank loans.....................................               (570,000)
Capital contributions.......................................    31,886            6
                                                              --------    ---------
Cash flow provided by (used in) financing activities........   (24,099)      89,620
                                                              --------    ---------
Decrease in cash and cash equivalents.......................    (5,320)      (1,654)
Cash and cash equivalents -- beginning of period............    11,883       24,144
                                                              --------    ---------
Cash and cash equivalents -- end of period..................  $  6,563    $  22,490
                                                              ========    =========
Supplemental disclosure:
  Interest paid.............................................  $ 55,539    $  50,662
                                                              ========    =========
  Income taxes paid.........................................  $     --    $      --
                                                              ========    =========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                           (Amounts in U.S. dollars)

1.  ACTIVITY AND FORMATION OF THE COMPANY

     Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") owns and operates three geosynchronous communications satellites, Solidaridad 1, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 22 nations and territories in the Latin American region.

     In June 1995, the Constitution of Mexico was amended to establish the legal framework for the privatization of certain fixed satellite services assets and operations of Telecomunicaciones de Mexico, an agency of the government of Mexico (the "Government"). On June 26, 1997 the Government formed Satmex for the purpose of completing the privatization process.

     On November 17, 1997, Loral Space & Communications Ltd. ("Loral") and Principia, S.A. de C.V., ("Principia") formerly Telefonica Autrey, S.A. de C.V. acquired 75% of the issued and outstanding stock of Satmex for $647 million. The remaining 25% of the capital stock of Satmex has been retained by the Government.

2.  BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed as permitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three and nine months ended September 30, 1999, are not necessarily indicative of the results to be expected for the year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto of the Company as of December 31, 1998.

3.  ACCOUNTS RECEIVABLE

                                                             SEPTEMBER 30,    DECEMBER 31,
                                                                 1999             1998
                                                             -------------    ------------
                                                                    (IN THOUSANDS)
Customers..................................................     $5,249           $5,799
Value added tax recoverable................................                       1,291
Other......................................................         20              594
Allowance for uncollectible accounts.......................       (736)            (622)
                                                                ------           ------
                                                                $4,533           $7,062
                                                                ======           ======

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

4.  SATELLITES AND EQUIPMENT

     On December 5, 1998, Satmex 5 was successfully launched into orbit and was placed into service on January 22, 1999. The Company is depreciating Satmex 5 over its 15 year design life. Capitalized interest related to the construction of Satmex 5 was $1.6 million and $20.5 million for the period January 1, 1999 to January 22, 1999 and the year ended December 31, 1998, respectively.

                                                             SEPTEMBER 30,    DECEMBER 31,
                                                                 1999             1998
                                                             -------------    ------------
                                                                    (IN THOUSANDS)
Satellites.................................................    $561,362         $340,112
Equipment..................................................      23,446           23,077
Furniture and fixtures.....................................       2,853            2,643
Leasehold improvements.....................................       1,999            1,784
Construction in process....................................       1,008
Advances for construction and launch of Satmex 5...........                      234,142
                                                               --------         --------
                                                                590,668          601,758
Accumulated depreciation...................................     (80,031)         (44,302)
                                                               --------         --------
                                                               $510,637         $557,456
                                                               ========         ========

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     The Company had the following amounts due from and payable to related parties:

                                                             SEPTEMBER 30,    DECEMBER 31,
                                                                 1999             1998
                                                             -------------    ------------
                                                                    (IN THOUSANDS)
AMOUNTS RECEIVABLE:
Holdings...................................................    $    102         $     61
  Servicios................................................         123              101
  Principia................................................         448              422
  Mexican government agencies..............................       2,825            1,370
  Other....................................................           3
                                                               --------         --------
                                                               $  3,501         $  1,954
                                                               ========         ========
AMOUNTS PAYABLE:
  Loral....................................................    $  1,495         $    726
  Servicios................................................          10
  Principia................................................          47               96
  Other....................................................         684
                                                               --------         --------
                                                               $  2,236         $    822
                                                               ========         ========

  Revenue

     On June 28, 1999, Loral Skynet entered into an end-of-life lease agreement with Satmex for two Ku-band transponders on Satmex 5. The agreement provides for an up-front payment of $8.5 million for each transponder leased and gives Loral Skynet options expiring March 31, 2000 to lease up to five additional Ku-band transponders on Satmex 5 under the same terms and conditions, subject to availability and Satmex's consent. On September 24, 1999, Loral Skynet exercised an option to lease an additional Ku-band

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

transponder. The cost of the three transponders was approximately $4.8 million each. Satmex provides no insurance or warranty on these transponders. In the event of failure of the transponders or the satellite, no refund is due to Loral Skynet. For the nine months ended September 30, 1999, Satmex has accounted for these transactions as sales-type leases and, accordingly, recorded revenue of $25.5 million and an operating expense of $14.2 million for the cost of the transponders.

     Quarterly, Loral Skynet will pay Satmex $5,000 per transponder for tracking, telemetry and command services for the life of this agreement. Loral and Principia have agreed to exclude these transactions from the calculation of the management fee and the license fee described below.

     Revenue from related parties, including the sales-type leases with Loral Skynet, was $32.3 million and $8.9 million for the nine months ended September 30, 1999 and 1998, respectively.

  Management fee

     Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue. For the nine months ended September 30, 1999 and 1998, the management fee was $139,000 and $199,000, respectively, after giving effect to the exclusion of the sales-type leases with Loral Skynet.

  License fee

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue. In 1998 Loral and Satmex agreed to delay the commencement of such fees until January 1, 1999. All fees accrued through September 30, 1998 were reversed. Fees for the nine months ended September 30, 1999 were $1.1 million, after giving effect to the exclusion of the sales-type leases with Loral Skynet.

  Rent

     The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Government. The Company pays rent to the Government for the use of the building. The rent expense under this agreement was $184,000 and $191,000 for the nine months ended September 30, 1999 and 1998, respectively.

  Guarantee arrangements

     In connection with the loan agreements certain related parties have provided and continue to provide guarantees on behalf of the Company.

6.  DEBT

                                                             SEPTEMBER 30,    DECEMBER 31,
                                                                 1999             1998
                                                             -------------    ------------
                                                                    (IN THOUSANDS)
Revolving credit facility (9.01% at September 30, 1999)....    $ 20,000
Senior secured notes (9.08% at September 30, 1999 and 9.03%
at December 31, 1998)......................................     238,250         $324,000
Fixed rate notes...........................................     320,000          320,000
                                                               --------         --------
                                                                578,250          644,000
Less, current maturities...................................       1,000           36,000
                                                               --------         --------
                                                               $577,250         $608,000
                                                               ========         ========

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

     On March 31, 1999 and September 30, 1999, the Company prepaid $35 million and $50 million principal amount, respectively, of its senior secured notes.

7.  STOCKHOLDERS' EQUITY

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at a ratio of one share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at a ratio of one share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     Except for the historical information contained herein, the matters discussed in the following Management's Discussion and Analysis of Results of Operations and Financial Condition of the Company are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "project," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company's control. Some of these factors and conditions include: partial or total failure of the Company's in-orbit satellites; the Company's reliance on certain customers; the Company's operations are located in Mexico; competition in the Company's industry; and the Company owes significant amounts of money. For a detailed discussion of these factors and conditions, please refer to the periodic reports filed by the Company with the SEC. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control.

     The following should be read in conjunction with the financial statements of the Company for the three and nine months ended September 30, 1999 and 1998.

OVERVIEW

     Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") owns and operates three geosynchronous communications satellites, Solidaridad 1, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 22 nations and territories in the Latin American region.

     In June 1995, the Constitution of Mexico was amended to establish the legal framework for the privatization of certain fixed satellite services assets and operations of Telecomunicaciones de Mexico, an agency of the government of Mexico (the "Government"). On June 26, 1997 the Government formed Satmex for the purpose of completing the privatization process.

     On November 17, 1997, Loral Space & Communications Ltd. together with its subsidiaries ("Loral") and Principia, S.A. de C.V., ("Principia") formerly Telefonica Autrey, S.A. de C.V., acquired 75% of the issued and outstanding stock of Satmex for $647 million. The remaining 25% of the capital stock of Satmex has been retained by the Government.

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at a ratio of one share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at a ratio of one share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005.

     On June 28, 1999, Loral Skynet entered into an end-of-life lease agreement with Satmex for two Ku-band transponders on Satmex 5. The agreement provides for an up-front payment of $8.5 million for each transponder leased and gives Loral Skynet options expiring March 31, 2000 to lease up to five additional Ku-band transponders on Satmex 5 under the same terms and conditions, subject to availability and Satmex's consent. On September 24, 1999, Loral Skynet exercised an option to lease an additional Ku-band transponder. The cost of the three transponders was approximately $4.8 million each. For the nine months ended September 30, 1999, Satmex has accounted for these transactions as sales-type leases and, accordingly, recorded revenue of $25.5 million and an operating expense of $14.2 million for the cost of the transponders. Quarterly, Loral Skynet will pay Satmex $5,000 per transponder for tracking, telemetry and command services for the life of this agreement. Loral and Principia have agreed to exclude these transactions from the calculation of the management fee and the license fee.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO SEPTEMBER 30, 1998

  Revenue

     Revenue during the third quarter of 1999 was $35.5 million, as compared to $27.1 million during the third quarter of 1998. Revenue for 1999 includes $8.5 million related to the lease with Loral Skynet which was accounted for as a sales-type lease. Excluding the revenue recorded in connection with this lease, revenue in 1999 declined $0.1 million as compared to the quarter ended September 30, 1998. Revenue for the third quarter of 1999 has been effected by lower utilization on Solidaridad 1 due to a service interruption in April 1999, which caused some customers on Solidaridad 1 to move to Satmex 5.

  Operating expenses

     Operating expenses, excluding the cost of the transponders related to the lease with Loral Skynet, increased to $25.5 million for the quarter ended September 30, 1999, from $17.0 million for the quarter ended September 30, 1998, as described below.

     Satellite operations. Satellite operations, which consists primarily of satellite insurance and the personnel costs related to the operation of the satellites, was $4.6 million for the quarter ended September 30, 1999, as compared to $3.8 million for the quarter ended September 30, 1998. The increase is primarily due to the higher in-orbit insurance expense for Satmex 5 which commenced service in January 1999.

     Selling and administrative expenses. Selling and administrative expenses for the quarter ended September 30, 1999 were $4.8 million, as compared to $2.0 million for the quarter ended September 30, 1998. The increase is primarily due to salaries and benefits associated with the planned hiring of additional personnel.

     Depreciation and amortization. Depreciation expense during the quarter includes depreciation for Solidaridad 1, Solidaridad 2 and Satmex 5. Satmex 5 is being depreciated over its 15 year design life. Depreciation expense for the quarter was $12.3 million as compared to $7.3 million during 1998. Amortization expense relating to the Concessions amounted to $3.3 million during the quarter as compared to $3.6 million for 1998.

  Interest expense

     Interest expense was $17.4 million in 1999 as compared to $12.3 million (net of $5.5 million of capitalized interest related to the construction and launch of Satmex 5) in 1998.

  Net foreign exchange gain (loss)

     The Company recorded a net foreign exchange loss of $42,000 during the current quarter and a net foreign exchange loss of $473,000 in 1998. During the third quarter of 1999 the peso remained stable against the dollar. In the third quarter of 1998 the peso fell 13% against the dollar.

  Deferred income tax credit

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting, as well as tax loss and tax credit carryforwards. The Company recorded a deferred income tax benefit of $1.4 million in 1999 as compared to a benefit of $212,000 for 1998.

  Preferred stock dividend requirement

     The preferred stock dividend requirement in the third quarter of 1999, of $377,000, relates to the value of the stock dividend issuable on the 606,730 shares of preferred stock issued on March 30, 1999.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO SEPTEMBER 30, 1998

  Revenue

     Revenue for the nine months ended September 30, 1999 was $105.5 million, as compared to $79.4 million during 1998. Revenue for 1999 includes $25.5 million related to the leases with Loral Skynet, which were accounted for as sales-type leases. Excluding the revenue recorded in connection with these leases, revenue for the first nine months of 1999 was $80.0 million as compared to $79.4 million in 1998. Revenue for 1999 has been effected by cancellations and non-renewals from customers who switched their telecommunications networks to fiber optic service providers and by the lower utilization on Solidaridad 1 due to a service interruption in April 1999, which caused some customers on Solidaridad 1 to move to Satmex 5.

  Operating expenses

     Operating expenses, excluding the cost of the transponders related to the leases with Loral Skynet, increased to $72.7 million for 1999, from $54.7 million for 1998, as described below.

     Satellite operations. Satellite operations, which consists primarily of satellite insurance and the personnel costs related to the operation of the satellites, was $13.2 million for 1999, as compared to $11.1 million for 1998. The increase is primarily due to the higher in-orbit insurance expense for Satmex 5.

     Selling and administrative expenses. Selling and administrative expenses for 1999 were $12.2 million, as compared to $5.6 million for 1998. The increase is primarily due to salaries and benefits associated with the planned hiring of additional personnel, incentive compensation expense and increased professional fees. The increase also reflects planned spending increases for advertising and promotional expenses.

     Depreciation and amortization. Depreciation expense for 1999 was $36.3 million as compared to $26.6 million for 1998. Amortization expense relating to the Concessions amounted to $9.7 million during the first nine months of 1999 as compared to $11.1 million during the first nine months of 1998.

  Interest expense

     Interest expense was $49.4 million in 1999 as compared to $38.6 million (net of $14.8 million of capitalized interest related to the construction and launch of Satmex 5) for 1998.

  Net foreign exchange gain (loss)

     The Company recorded a net foreign exchange loss of $26,000 during the first nine months of 1999 and a net foreign exchange loss of $1.9 million in 1998. During the first nine months of 1999, the peso remained stable against the dollar. However, in the first nine months of 1998, the peso declined 26.7% against the dollar.

  Extraordinary item

     As a result of the refinancing of the Company's debt in the first quarter of 1998, the Company recorded an extraordinary charge of $8.3 million less an applicable income tax benefit of $2.8 million. The extraordinary charge consisted of the write-off of deferred financing costs.

  Deferred income tax credit

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effect of temporary difference between the carrying amount of assets and liabilities for financial and income tax reporting, as well as tax loss

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and tax credit carryforwards. The Company recorded a deferred income tax benefit of $3.7 million in 1999 as compared to a benefit of $1.7 million in 1998.

  Preferred stock dividend requirement

     The preferred stock dividend requirement in 1999, of $754,000, relates to the value of the stock dividend issuable on the 606,730 shares of preferred stock issued on March 30, 1999.

CAPITAL EXPENDITURES

     Substantially all capital expenditures are denominated in U.S. dollars. Capital expenditures, including capitalized interest, were $3.7 million for the nine months ended September 30, 1999, as compared to $113.8 million for the nine months ended September 30, 1998. Expenditures in 1998 related primarily to the construction and launch of Satmex 5.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1999, the Company had total debt of $578.3 million. At September 30, 1999, the Company was in compliance with all covenants governing its debt agreements.

     The Company received $31.9 million in shareholder contributions during the first quarter of 1999, which coupled with the Company's internally generated cash flow, were used to pay down $35 million of the Company's senior secured floating rate notes on March 31, 1999. On September 30, 1999, the Company borrowed $20 million under its revolving credit facility which together with cash on hand was used to pay down $50 million principal amount of the Company's senior secured floating rate notes.

     The Company's primary source of liquidity for working capital purposes is cash flow from operations. At September 30, 1999, the company had cash and cash equivalents of $6.6 million. Satmex used funds from operating cash flow, sale of preferred stock and the upfront payment on the leases with Loral Skynet to prepay a portion of the Company's debt. For the remainder of 1999, the Company believes that its cash flow from operations and the availability of its revolving credit facility will be adequate to service its interest and debt repayment requirements and ensure compliance with the covenants of its debt agreements. Thereafter, the Company believes that its future operating cash flow will be sufficient to service the Company's interest and debt repayment requirements; but, may not be adequate to maintain certain financial ratios required by its debt agreements.

OTHER MATTERS

     Solidaridad 1 Service Interruption. On April 28, 1999, Solidaridad 1 experienced a loss of its primary satellite control processor. Service was restored after 14 hours, using the back up satellite control processor. Failure of the back up satellite control processor would result in the loss of Solidaridad 1. Solidaridad 1 is fully insured for its replacement cost in the event of the failure of the satellite.

     Year 2000 Issue. The Company's Year 2000 Program is proceeding on schedule. The Year 2000 issue is the result of computer programs which were written using two digits rather than four to signify a year (i.e., the year 1999 is denoted as "99" and not "1999"). Computer programs written using only two digits may recognize the year 2000 as the year 1900. This could result in a system failure or miscalculations causing disruption of operations.

     The Company has implemented a Year 2000 program (the "Year 2000 Program") for its internal products, system and equipment, as well as for key vendor and customer-supplied products, systems and equipment. As part of the Year 2000 Program, the Company is assessing the Year 2000 capabilities of, among other things, its satellites, ground equipment, and facility management systems. The Year 2000 Program consists of the following phases: inventory of Year 2000 items, assessment (including prioritization), remediation (including modification, upgrading and replacement), testing and auditing. This five-step program is divided into six major sections covering both information and non-information technology systems:

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1) business systems, 2) technical systems, 3) products and services, 4) imbedded hardware/firmware, 5) vendor supplied products and 6) customer provided products. As of September 30, 1999, the Company had completed approximately 99% of the inventory phase and approximately 98% of the assessment phase. The
Company expects to complete all phases of its Year 2000 Program during the fourth quarter of 1999, prior to any potential material impact on the operations of the Company. The audit phase, commenced in January 1999.

     Both internal and external resources are being utilized to execute the Company's plan. The program to address Year 2000 has been underway since December 1997. The incremental costs incurred through September 30, 1999 for this effort by the Company were approximately $23,000. Based on the efforts of the Company to date, the Company anticipates additional incremental expenses of approximately $184,000 will be incurred to substantially complete the effort.

     As an added safeguard against the possibility that a Year 2000 related problem will adversely affect the Company's ability to continue operations, contingency plans are being developed under the assumption that worst case scenarios are encountered in critical areas. Emphasis is being placed upon the action to be taken if there is discontinuance of services and/or lack of delivery of compliant products from third party suppliers, including utilities which provide power, water, fuel and telecommunications. Baseline contingency plans were completed at the end of the third quarter of 1999. The Company believes that adequate time will be available to ensure that these contingency plans are developed, assessed and implemented prior to a Year 2000 issue having a material negative impact on the operations of the Company. However, there can be no assurances that such plans will be completed on a timely basis.

     The cost of the program and the dates on which the Company believes it will substantially complete Year 2000 modifications are based on management's best estimates. Such estimates were derived using software surveys and programs to evaluate calendar date exposures and numerous assumptions of future events, including the continued availability of certain resources, third-party Year 2000 readiness and other factors. Because none of these estimates can be guaranteed, actual results could differ materially and adversely from those anticipated. Specific factors that might cause an adjustment of costs are: number of personnel trained in this area, the ability to locate and correct all relevant computer codes, the ability to validate supplier certification, the ability of vendors to meet specific commitments and similar uncertainties.

     The Company's failure to remediate a material Year 2000 problem could result in an interruption or failure of certain basic business operations. These failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Ongoing assessments are made by the Company with regard to the Year 2000 readiness of its key third-party suppliers. Information requests are distributed to such suppliers and replies are evaluated. When the risk is deemed material, on-site visits to suppliers will be conducted to verify the adequacy of the information received. However, due to the general uncertainty of the Year 2000 problem, including uncertainty with regard to third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have an adverse material impact on the Company's results of operations, liquidity or financial condition. There can be no assurance given that the Company's Year 2000 Program will be successful in avoiding any interruption or failure of certain basic business operations, which may have a material adverse effect on the Company's results of operations or financial position.

     Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement No. 133 Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet determined the impact that adoption of SFAS 133 will have on its earnings or financial position. The Company is required to adopt SFAS 133 on January 1, 2001.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SATELITES MEXICANOS, S.A. de C.V.

                                        By: Cynthia M. Pelini
                                           -------------------------------------
                                           Cynthia M. Pelini
                                           Chief Financial Officer

Date: November 11, 1999